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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Brand Blvd., Suite 1950
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Henning (818) 245-7530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD LLP
(Name – *if individual, state last, first, middle name*)

1835 Market St. 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine L. Henning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

See Below

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2020, by Catherine L. Henning, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Araceli M. Olea

Notary Public

ARACELI M. OLEA
Notary Public - California
Los Angeles County
Commission # 2279754
My Comm. Expires Apr 1, 2023

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

December 31, 2019

Pacific Global Fund Distributors, Inc.

101 North Brand Boulevard, Suite 1950, Glendale, California 91203

George Henning
Chairman
Pacific Global Fund Distributors, Inc.
101 North Brand Boulevard, Suite 1950
Glendale, California 91203

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3). A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Financial Statements and Supplementary Information

Pacific Global Fund Distributors, Inc.
Year Ended December 31, 2019
With Report and Supplementary Report of
Independent Registered Public Accounting Firm
(Confidential, Pursuant to Rule 17a-5(e)(3))

Pacific Global Fund Distributors, Inc.

Financial Statements
and Supplementary Information

Year Ended December 31, 2019

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Pacific Global Fund Distributors, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the ***"Company"***) as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

The financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and had a net loss of $62,540 during the year ended December 31, 2019. The Advisor continues to contribute capital into the Company but has had net operating losses for the past several years. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II, Statements Regarding Rule 1503-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

BBD, LLP
We have served as Pacific Global Fund Distributors, Inc.'s auditor since 2015.

Philadelphia, Pennsylvania
February 28, 2020

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	198
Commissions receivable		5,401
Investments at fair value (cost – $51,170)		35,387
Prepaid expenses		18,748
Total assets	$	59,734
Liabilities and shareholder's equity		
Commissions payable to brokers	$	475
Accounts payable to related party		3,780
Accounts payable and accrued expenses		18,410
Total liabilities		22,665
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding 10,000 shares		577,110
Accumulated deficit		(540,041)
Total shareholder's equity		37,069
Total liabilities and shareholder's equity	$	59,734

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Operations

Year Ended December 31, 2019

Revenue:	
Commissions	$ 21,665
Net change in unrealized loss on investments	(1,788)
Interest and dividend income	5,858
	25,735
Expenses:	
Professional fees	18,420
Consulting	24,000
Rent	21,360
Regulatory fees	21,017
Postage and printing	757
Insurance	1,010
Other expenses	1,711
	88,275
Net loss	$ (62,540)

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2019

	Common Stock		Accumulated	
	Shares	**Amount**	**Deficit**	**Total**
Balance at January 1, 2019	10,000	$ 508,110	$ (477,501)	$ 30,609
Additional paid-in capital contributions	–	69,000	–	69,000
Net loss	–	–	(62,540)	(62,540)
Balance at December 31, 2019	10,000	$ 577,110	$ (540,041)	$ 37,069

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities		
Net loss	$	(62,540)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in unrealized loss on investments		1,788
Changes in operating assets and liabilities:		
Commissions receivable		1,796
Prepaid expenses		(522)
Commissions payable to brokers		(2,897)
Accounts payable and accrued expenses		(702)
Net cash used in operating activities		(63,077)
Investing activities		
Proceeds from sale of shares in Pacific Advisors Fund Inc.		(5,858)
Net cash used by investing activities		(5,858)
Financing activities		
Additional paid-in capital contributions		69,000
Net cash provided by financing activities		69,000
Net increase in cash		65
Cash at beginning of year		133
Cash at end of year	$	198

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Financial Statements

December 31, 2019

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the Fund). The Advisor also acts as the Investment Manager for the Fund.

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Management's Plans

For the year ended December 31, 2019, the Company had a net loss of $62,540. The parent company, the Advisor, contributed $69,000 during the year, and will continue to contribute capital to the Company to maintain its net capital requirement and cover net operating losses. On February 21, 2020, the Board of Directors of the Fund approved a Plan of Liquidation and Dissolution for each of the five Pacific Advisors Funds. As a result, the Company will close its business following the full liquidation and wind down of the Funds.

3. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement is presented in accordance with U.S. generally accepted accounting principles.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, and there was no material impact on the recognition of revenue.

The Company earns commissions revenue for the sale of capital shares for the Fund. A portion of this amount is allocated to the selling brokers as a selling commission. All amounts of sales commissions are recorded on a net basis in the accompanying Statement of Operations.

3. Summary of Significant Accounting Policies (continued)

The Company earns 12b-1 distribution fees from the Fund, and a portion of these fees is allocated to the selling brokers. The 12b-1 distribution fees are also recorded on a net basis in the accompanying statement of operations and are included in commissions.

Also included in commissions revenue are commissions earned for introducing trades on behalf of the Advisor.

Commissions revenue is recorded on trade date basis.

Investments

The Company's investments in the various series ("Funds") of the Fund are recorded at fair value, based on quoted net asset values.

Investment Valuation

The Company's investments in the Funds have been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Prepaid Expenses

Prepaid expenses mainly consist of prepaid regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing this financial statement are reasonable and prudent. Actual results could differ from these estimates.

4. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $13,013, which was $8,013 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.74 to 1 at December 31, 2019. The Company was in compliance with the net capital requirements.

5. Income Taxes

The Company has a federal and state tax allocation agreement with the Advisor whereby it is allocated an income tax expense/benefit on a pro-rata basis. The Company files a consolidated tax return with the Advisor for federal tax purposes and a combined tax return for state tax purposes.

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and positions expected to be taken for the year ended December 31, 2019 and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2016, 2017 and 2018 are still subject to examination by major federal jurisdictions. Tax years 2015, 2016, 2017 and 2018 are still subject to examination by major state jurisdictions.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the year ended December 31, 2019, the Company did not incur any interest or penalties.

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

5. Income Taxes (continued)

A reconciliation of income tax expense computed at the federal statutory rate to total income tax expense is summarized below as follows for the year ended December 31, 2019:

Federal income tax benefit	$	13,134
State income tax benefit		4,237
Increase in valuation allowance		(14,717)
Permanent difference		(2,653)
Total federal income tax expense	$	-

Deferred tax assets and liabilities consist of the following as of December 31, 2019:

Deferred tax asset:		
Tax net operating and capital loss carryforward	$	118,821
Less valuation allowance		(118,821)
Deferred tax asset after valuation allowance		-
Deferred tax liabilities		-
Deferred tax assets/liabilities, net	$	-

As of December 31, 2019, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2019, the Company has net operating and capital loss carryforwards of $506,844 for income tax purposes that expire in 2029 through 2039.

6. Related Parties

As discussed in Note 1, the Company derives all of its commissions income from the Funds and trades executed by the Funds.

The Advisor provides personnel and certain other support services to the Company. The cost of these services is reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and of the Funds. During 2019, the Advisor charged $24,000 for the cost of their services, which was included as consulting expense in the Statement of Operations. The Advisor also allocates certain shared operating expenses to the Company. During 2019, the Advisor of the Fund allocated $21,360 of rental expense, which was included in the Statement of Operations. As of December 31, 2019, the payable to the Advisor of the Fund was $3,780.

7. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

8. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). Under this standard, lessees will be required to recognize a right-of-use asset and a lease liability for virtually all leases other than those that meet the definition of a short-term lease. The standard is effective for fiscal years beginning after December 15, 2018. On January 1, 2019, the Company elected the package of practical expedients provided by ASU 2016-02 that allows prior determinations of whether existing contracts are, or contain, leases and the classification of existing leases to continue without reassessment. Management evaluated this standard and determined that the adoption of this standard had no material impact on the Company's financial statement.

9. Subsequent Events

On February 21, 2020, the Board of Directors of the Fund approved a Plan of Liquidation and Dissolution for each of the five Pacific Advisors Funds. As a result, the Company will close its business following the full liquidation and wind down of the Funds.

Supplemental Information

Pacific Global Fund Distributors, Inc.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital		
Total shareholder's equity from statement of financial condition	$	37,069
Nonallowable assets		(18,748)
Haircuts on securities		(5,308)
Net capital	$	13,013
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,511
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,013
Computation of aggregate indebtedness		
Total aggregate indebtedness included in statement of financial condition	$	22,665
Ratio of aggregate indebtedness to net capital		1.74

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2019.

See accompanying review report of independent registered public accounting

Pacific Global Fund Distributors, Inc.

Schedule II
Statements Regarding Rule 15c3-3

December 31, 2019

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exceptive provision.

See accompanying review report of independent registered public accounting firm.

bbd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Pacific Global Fund Distributors, Inc.

We have reviewed management's statement, included in the accompanying Schedule II, Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019 in which (1) Pacific Global Fund Distributors, Inc. (the "***Company***") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k)(2)(ii)) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for it to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2020

Pacific Global Fund Distributors, Inc.
Exemption Report

Pacific Global Fund Distributors, Inc. (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

Pacific Global Fund Distributors, Inc.

I, Catherine L. Henning, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President
Date: February 28, 2020